SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 10, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

2nd Quarter Results Announcement

São Paulo, August 10, 2007

Index

Highlights	3

Spread (RASK – CASK)	5
Graph 1: Trend of CASK and Spread of RASK (–) CASK	5

Operational Performance	6
Market	6
Graph 2 Market growth – domestic and international	6
Graph 3: Market share - domestic and international	6
Table 1: Operational data	7
Table 2: Fleet	8

Financial Performance	9
Revenues	9
Table 3: Revenue per type of service	9
Table 4: RASK and Yield Total, Scheduled Domestic, and Scheduled International	9

Costs and Expenses	11
Table 5: Costs and Expenses - Quarter	11
Table 6: Costs and Expenses - Accumulated	14

EBITDAR, EBITDA, EBIT and Net Income	15
Table 7: Calculation of EBITDAR, EBITDA e EBIT Calculation	15

Cash Flow	16
Graph 4: Cash Flow	16
Table 8: Cash Flow	17

Balance Sheet	18
Table 9: Balance Sheet	18

Indebtedness	19
Table 10: Breakdown and maturity of financial debt	19
Table 11: Breakdown and maturity of operational leases	19

Business Units	20
Loyalty Program	20
Maintenance Center	20

Stock Market	21
Table 12: Actual Shareholders	21
Graph 5: Stock Performance	21

Strategy & Estimates	22
Estimates	24
Graph 6: Fleet Projection	24

Financial Reports in US GAAP	25
Table 13: Income Statement - Quarter	25
Table 14: Income Statement - Accumulated	29
Table 15: Cash Flow	30
Table 16: Condensed Balance Sheet	31
Table 17: Breakdown and maturity of leases	32

Glossary	33

Investor Relations contacts	34

Highlights

7.2 million passengers transported- an increase of 19% vs. 2Q06

Increase in block hours/day per aircraft from 12.0 to 12.6

20 new A320, 3 A330, 2 A319 and 3 MD11; 5 F100 returned 2Q07 vs. 2Q06

Gross Revenues of R$2.1 billion, an increase of 12.6%

New domestic flight to Criciúma (Brazil)

New international flights to Caracas (Venezuela); direct flight between Salvador and Paris; beginning of operations to Montevideo (Uruguay)

Announcement of full code share alliances with United Airlines, Lufthansa, LAN and TAP

Partnership with Caixa Economica Federal to allow passengers to pay for airline tickets at lottery ticket outlets

New payment methods for airfares

Announcement of acquisition of four additional B777-300ER through the exercise of options, increasing the Boeing fleet to 8 aircraft

Announcement of the acquisition of 22 Airbus A350 XWBs plus 10 more options and the confirmation of four options of A330

Inauguration of technological condominium in São Carlos: Goodrich will be the first company installed in the area

Our Return on Equity (ROE) was 25.7%

Our Return on Assets (ROA) was 7.3%

São Paulo, August 10, 2007 – TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), reports its second quarter results for 2007 (2Q07). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP).

Operational Performance

Domestic Operations

TAM reached 49.6% average market share in 2Q07.

ASKs (capacity) increased 26.1% in 2Q07 as a result of the increase in the operating fleet (20 A320 and 2 A319, vs 5 F100 returned and other 5 in redelivery) and the increase in block hours by aircraft from 12.0 hours/day to 12.6 hours/day (total operation).

RPKs (demand) increased 21.5% in 2Q07 compared to 2Q06.

TAM’s domestic load factor decreased to 72.3% in 2Q07, compared to 75.0% in 2Q06.

We operated with the best operational efficiency performance, between the largest companies, in the domestic market with 65% for 2Q07 – 10 p.p. above the market average.

International Operations

TAM reached 70.8% average market share in 2Q07.

ASKs (capacity) increased 97.5% in 2Q07, due to the increase of three A330 and three MD11 into our international operating fleet allowing the beginning of daily flights to London and Milan, the second daily frequencies to New York and the third daily flight to Paris by adding, the inclusion of two daily flights to Santiago, the start of daily frequency to Cordoba and the increase in the operations to Buenos Aires.

RPKs (demand) increased 82.7% comparing 2Q07 with 2Q06.

TAM’s international load factor decreased 5.6 p.p. to 69.0% in 2Q07 compared to 74.6% in 2Q06.

We operated with 66% operational efficiency in the international market (2Q07), 10 p.p. above the market average.

Financial Performance

Total CASK decreased by 11.6% in 2Q07 compared to 2Q06.

EBIT and EBITDAR margins of 1.7% and 12.8% respectively.

Net loss of R$ 28.6 million, a negative margin of 1.5% .

Our total cash and cash equivalents equalled R$2,511 million

Subsequent Event

On July 17, 2007, TAM flight 3054 from Porto Alegre to São Paulo (Congonhas) had an accident during landing at Congonhas airport. There were no survivors among the 163 passengers, 18 TAM employees and six crew members on board of the aircraft. There were additional fatalities in a TAM Express facility into which the aircraft collided. The Company’s immediate priority following the accident was to provide assistance to the families of the victims and also dedicate to ensuring that there is a continuous flow of relevant information to the public. The steps Company has taken since the accident include:

  the establishment of Family Assistance, including a dedicated toll free number (0800 117900) for family members and the provision of counselling, transportation, hotels and other needs;

  the activation of a company family assistance program;

  the deployment of specialized teams to different sites where assistance is needed;

  jointly with Unibanco AIG, establishment of two offices, in São Paulo and Porto Alegre, for individual services to family members to handle compensation issues;

  in order to keep family members permanently informed regarding assistance available, the progress of the investigation and the release of information, also establishing a website for the exclusive use and safe access by family members;

  disclosure of information to the public. Since the date of the accident, the Company has issued more than 40 notices to the public containing information relating to the accident; and

  full cooperation with regulatory and investigative authorities.

The Company is following Brazilian regulation IAC 200-1001 on Family Assistance and other national rules regarding the investigation of this accident.

The Company is fully cooperating with all regulatory and investigative authorities to determine the cause of this accident. Presently, the Company does not have sufficient information to estimate the amount of potential claims relating to this accident. The Company maintains insurance for the coverage for such risks, which are expected to cover any obligations generated by this accident.

Spread (RASK – CASK)

The spread between RASK and CASK was 0.3 resulting in an EBIT margin of 1.7% in 2Q07.

The main factors that contributed to the decrease of 11.6% in CASK in 2Q07 were the dilution of the fixed costs by increasing the block hours per aircraft per day to 12.6 hours, decrease in the cost of our fuel, the decrease of our leasing costs, the decrease of outsourced services and the appreciation of the real in 12.4% . To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

Operational Performance

Market
Graph 2: Market growth in domestic and international markets (base 100)

2Q07 Growth:
Domestic	14.3%	16.7%
International	(19.1)%	(9.7)%

Graph 3: TAM’s Market share in domestic and international markets

Table 1: Operating data

		2007		2006		Variation (%)

	2nd quarter	Accum. To	2nd quarter	Accum. To	2nd quarter	Accum. To
		Jun		Jun		Jun

Total
Passengers transported (thousand)	7,213	13,878	6,055	11,606	19.1	19.6
RPK (million)	8,333	16,102	6,038	11,869	38.0	35.7
ASK (million)	11,725	22,691	8,060	16,097	45.5	41.0
Load factor - %	71.1	71.0	74.9	73.7	-3.8 p,p,	-2.8 p.p,
Break-even load factor (BELF) - %	69.9	68.7	65.2	64.5	4.7 p,p,	4.2 p.p,
Average tariff	236	238	257	261	-8.3	-9.0
Flight hours	114,264	226,136	90,125	180,661	26.8	25.2
Kilometers flown by aircraft (million)	67,338	132,966	51,742	104,028	30.1	27.8
Liters of fuel (million)	431,434	834,010	308,360	613,683	39.9	35.9
Aircraft utilization (hours per day)	12.6	12.8	12.0	12.3	4.7	4.1
Landings	65,654	129,991	58,450	116,339	12.3	11.7
Stage Length	1,026	1,023	885	894	15.9	14.4
Total number of employees	18,691	18,691	10,471	10,471	78.5	78.5
- TAM Linhas Aéreas	17,829	17,829	9,652	9,652	84.7	84.7
- TAM Mercosur	666	666	609	609	9.4	9.4
- TAM Fidelidade	196	196	210	210	-6.7	-6.7
WTI-NY end (NYMEX) (in US$/Barrel)	70.68	70.68	73.93	73.93	-4.4	-4.4
End of period exchange rate	1.9262	1.9262	2.1643	2.1643	-11.0	-11.0

Domestic Market
Paid passengers transported (thousand)	6,317	12,164	5,497	10,516	14.9	15.7
RPK domestic (million)	5,354	10,557	4,407	8,675	21.5	21.7
RPK scheduled domestic (million)	5,133	9,855	4,107	7,700	25.0	28.0
ASK domestic (million)	7,407	14,770	5,874	11,889	26.1	24.2
ASK scheduled comestic (million)	7,138	13,944	5,511	10,753	29.5	29.7
Domestic Load factor - %	72.3	71.5	75.0	73.0	-2.7 p.p.	-1.5 p.p.
Market Share - %	49.6	49.1	45.9	44.8	3.7 p.p.	4.3 p.p.

International Market*
Paid passengers transported (thousand)	896	1,714	558	1,090	60.5	57.2
RPK international (million)	2,979	5,545	1,631	3,194	82.7	73.6
RPK scheduled international (million)	2,963	5,505	1,587	3,127	86.7	76.0
ASK international (million)	4,317	7,921	2,186	4,208	97.5	88.2
ASK scheduled international (million)	4,290	7,856	2,119	4,107	102.4	91.3
International Load factor - %	69.0	70.0	74.6	75.9	-5.6 p.p.	-5.9 p.p.
Market Share - %**	70.8	65.9	30.0	25.7	40.8 p.p.	40.2 p.p.

*International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numbers. **Does not include TAM Mercosur figures.

Domestic Market
The domestic market demand increased 14.3% comparing 2Q07 vs. 2Q06 while there was an increase in supply of 16.7% in the same period. As a result, the industry's load factor decreased 1.5p. p. to 71.0% in 2Q07 compared to 72.5% in 2Q06.

TAM Domestic Demand
In the domestic market, TAM increased approximately 1.5 times the market. TAM increased 21.5% in domestic RPKs when comparing 2Q07 with 2Q06, increasing market share in 3.7 p.p. to 49.6% in the 2Q07. The majority of the increase was due to our increase in supply, fuelled by competitive pricing.

TAM Domestic Supply	Our domestic supply (measured in ASKs) increased 26.1% in 2Q07 when compared to 2Q06. A part of the increase in ASK was due to the increase in the fleet (20 new A320s and 2 A319 vs. 5 F100 returned and 5 in redelivery) and the other part was due to aircraft utilization increase (from 12.0 hour/day in 2Q06 to 12.6 flown hours per aircraft per day in 2Q07).

International Market	In the international market, both demand and supply decreased by 19.1% and 9.7%, respectively, when comparing 2Q07 to 2Q06. These factors led to a decrease in load factor from 70.7% to 63.4% in 2Q06 and 2Q07, respectively.

TAM International Demand	TAM continued to grow in the international market. Our market share increased from 29.9% in 2Q06 to 70.8% in 2Q07, generated by a RPK increase of 82.7% from 2Q06 to 2Q07 (Considering TAM LA and TAM Mercosur statistics).

TAM International Supply
The increase in our participation in the international market was due to an 97.5% supply increase y-o-y, due to the increase of three A330 and three MD11 into our international operating fleet allowing the beginning of daily flights to London and Milan, the second daily frequencies to New York and the third daily flight to Paris by adding, the inclusion of two daily flights to Santiago, the start of daily frequency to Cordoba and the increase in the operations to Buenos Aires.

Table 2: Fleet

Model	In operation		Sub- leased		Non operating (redelivery)		Total
	2007	2006	2007	2006	2007	2006	2007	2006
	10	7	-	3	-	-	10	10
	61	41	-	-	-	-	61	41
	15	13	-	-	-	-	15	13
	12	22	-	-	5	-	17	22
	3	-	-	-	-	-	3	0
	101	83	0	3	5	0	106	86

Financial Performance

All the values shown in the tables below were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances may be different from the amounts shown in the tables below.

Revenues

Table 3: Revenue per type of service

	2007	2006	Variation (%)

	2nd quarter	2nd quarter	2nd quarter

Domestic revenue - Pax
Scheduled - PAX	1,142,111	1,195,982	-4.5%
Charter - PAX	27,991	32,094	-12.8%

Total	1,170,102	1,228,076	-4.7%

International revenue - Pax
Scheduled - PAX	528,810	324,230	63.1%
Charter - PAX	3,039	5,211	-41.7%

Total	531,849	329,441	61.4%

Cargo revenue
Domestic cargo	90,953	76,842	18.4%
International cargo	104,316	35,680	192.4%

Total	195,269	112,522	73.5%

Other operating revenue
Commissions	2,534	2,719	-6.8%
Loyalty program	71,711	57,918	23.8%
Subleases	0	13,790	-100.0%
Agency of trip and tourism	3,938	4,324	-8.9%
Others	78,105	75,224	3.8%

Total	156,288	153,975	1.5%

Gross Revenue	2,053,508	1,824,014	12.6%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International

	2007	2006	Variation (%)

	2nd quarter	2nd quarter	2nd quarter

RASK (cents of reais) (1) (2)	16.80	21.49	-21.8
Load factor - %	71.07	74.91	-3.8 p.p.
Yield (cents of reais) (1) (3)	24.64	30.21	-18.4

RASK Scheduled Domestic (cents of reais)	15.26	20.63	-26.0
Scheduled Domestic Load Factor (%)	71.92	74.53	-2.6 p.p.
Yield Scheduled Domestic (cents of reais)	22.25	29.12	-23.6

RASK Scheduled International (cents of reais)	12.30	15.29	-19.6
Scheduled International Load Factor (%)	69.08	74.90	-5.8 p.p.
Yield Scheduled International (cents of reais)	17.83	20.43	-12.7
Yield Scheduled International (cents of USD)	9.26	9.44	-1.9

(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

Gross operating revenue	Our gross operating revenue increased 12.6% to R$2,053.5 million in 2Q07 compared to R$1,824.0 million in 2Q06. The total Yield decreased 18.4% to R$24.64 cents in the 2Q07 compared to R$30.21 cents in 2Q06. This decrease was mainly due to the competitive scenario in the domestic market, the appreciation of the Real vs. Dollar of 12.4% - causing a reduction in the international revenues converted to Reais and the dilution in the average tariff that also is diluted by the increase in the average stage length. Our total demand (RPK) increased 38.0% and our supply (ASK) 45.5% resulting in a reduction of 3.8 p.p. in the average load factor to 71.1% in 2Q07. The total RASK decreased 21.8% to R$16.80 cents, compared to 21.49 Real cents in 2Q06.

Gross domestic passenger revenues	Gross domestic passenger revenue (including scheduled and charter passengers) decreased 4.7% to R$1,170.1 million in 2Q07, compared with R$1,228.1 million in 2Q06. Domestic scheduled yield decreased 23.6%, from R$29.12 cents in 2Q06 to R$22.25 cents in 2Q07, domestic demand (in RPK terms) increased 21.5% while the increase in the domestic supply (in ASK terms) was 26.1% resulting in a reduction in the domestic load factor of 2.7 p.p. Due to the decrease in both yield and load factor, the RASK scheduled domestic decreased 26.0% reaching R$15.26 cents in 2Q07 compared to R$20.63 cents in 2Q06.

Gross international passenger revenue	Gross international passenger revenue (including scheduled and charter passengers) increased 61.4% to R$531.8 million in 2Q07 compared to R$329.4 million in 2Q06. The yield scheduled international decreased 12.7% to R$17.83 cents in 2Q07. In dollar terms, yield scheduled international decreased 1.9% to US$9.26 cents in 2Q07 from US$9.44 cents in 2Q06. The decrease in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 12.4% - causing a reduction in the international revenues converted to Reais and the dilution in the average tariff that also is diluted by the increase in the average stage length. Our international demand increased 82.7% and the international supply 97.5% resulting in a load factor decrease of 5.6 p.p. reaching 69.0% from 74.6% in 2Q06. In consequence of the decrease in both international yield and load factor, the RASK scheduled international decreased 19.6% from R$15.29 cents in 2Q06 to R$12.30 cents in 2Q07. The reduction observed in the load factor was mainly due to the maturation of: the new daily frequency to New York, the beginning of the third frequency to Paris with an aircraft with higher capacity and the beginning of a daily flight to Milan.

Gross cargo revenue	Gross cargo revenue (domestic and international) increased 73.5% to R$195.3 million in 2Q07 compared to R$112.5 million in 2Q06 due to the increase in our capacity, leveraged primarily by increase in the international supply of 97.5%, and consequent availability of more cargo space to TAM Express (the cargo product offered by TAM Linhas Aéreas S.A.).

Other gross revenue	Other gross revenue increased 1.5% to R$156.3 million in 2Q07, compared to R$154.0 million in 2Q06.

Sales deductions and taxes	Sales deductions and taxes decreased 8.5% to R$83.8 million in 2Q07, compared with R$91.6 million in 2Q06, due to the decrease of 4.7% in our gross domestic passenger revenues which is the basis for the calculation.

Net operating revenue	Our net operating revenue increased 13.7% to R$1,969.7 million in 2Q07 compared with R$1,732.4 million in 2Q06.

Costs and Expenses

Table 5: Costs and Expenses - Quarter

	2nd quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

	2007	2006	Variation	2007	2006	Variation
			(%)			(%)

Operational Income	17.51	22.63	-22.6	2,053.5	1,824.0	12.6
Flight revenue	16.18	20.72	-21.9	1,897.2	1,670.0	13.6
Domestic	9.98	15.24	-34.5	1,170.1	1,228.1	-4.7
International	4.54	4.09	11.0	531.8	329.4	61.4
Cargo	1.67	1.40	19.3	195.3	112.5	73.5
Other operating sales and/or services revenues	1.33	1.91	-30.4	156.3	154.0	1.5
Sales deductions and taxes	(0.71)	(1.14)	-37.7	(83.8)	(91.6)	-8.5

Net operational income	16.80	21.49	-21.8	1,969.7	1,732.4	13.7

Cost of services and operational expenses
Fuel	(5.47)	(6.30)	-13.2	(641.0)	(507.8)	26.2
Selling and marketing expenses	(1.99)	(2.43)	-18.1	(233.6)	(195.7)	19.4
Aircraft and equipment leasing	(1.64)	(2.31)	-29.0	(192.4)	(185.8)	3.5
Personnel	(2.63)	(2.54)	3.5	(308.9)	(205.0)	50.7
Maintenance and reviews (except personnel)	(0.90)	(1.27)	-29.1	(105.4)	(102.2)	3.1
Outsourced services	(1.01)	(1.54)	-34.4	(118.6)	(124.0)	-4.4
Landing and take-off and navigation charges	(0.89)	(0.90)	-1.1	(103.8)	(72.8)	42.7
Depreciation and amortization	(0.23)	(0.30)	-23.3	(26.9)	(24.1)	11.5
Aircraft insurance	(0.07)	(0.10)	-30.0	(8.4)	(8.4)	0.2
Others	(1.69)	(1.01)	67.3	(197.8)	(81.1)	143.8

Total cost of services and operational
expenses	(16.52)	(18.69)	-11.6	(1,936.7)	(1,506.8)	28.5

Gross profit	0.28	2.80	-90.0	33.0	225.6	-85.4

Financial income (expense)	(0.54)	(0.74)	-27.0	(62.7)	(60.0)	4.6
Other operating expenses. Net	(0.08)	(0.32)	-75.0	(9.3)	(25.6)	-63.7

Operating income (loss)	(0.33)	1.74	-119.0	(39.0)	140.1	-127.9
Non-operating results, net	0.00	0.06	-100.0	0.3	5.0	-93.8

Income (loss) before income and social
contribution taxes	(0.33)	1.80	-118.3	(38.7)	145.0	-126.7
Income tax and social contribution	0.08	(0.59)	-113.6	9.9	(47.7)	-120.8

Income (loss) before minority interest	(0.25)	1.21	-120.7	(28.8)	97.4	-129.6
Minority interest	0.00	0.00	0.0	0.1	(0.3)	-159.8
Reversal of interest on equity	0.00	0.00	0.0	0.0	0.0	0.0

Net income (loss) for the period	(0.24)	1.20	-120.0	(28.6)	97.1	-129.5

EPS (R$)				(0.19)	0.64	-129.5
EPADS (USD)				(0.10)	0.30	-133.1

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 28.5% to R$ 1,936.7 million in 2Q07, compared to R$ 1,506.8 million in 2Q06. The increase in cost of services and operating expenses is principally due to the increase in the fuel cost, personnel, landing and take-off fees and navigational aid and other expenses. The cost of services and operational expenses by ASK (CASK) decreased 11.6% from 18.69 Real cents in 2Q06, to 16.52 Real cents in 2Q07, mainly due to the improvement in aircraft utilization (daily hours flown increased to 12.6), by the appreciation of the Real exchange rate of 12.4% and by the decrease in fuel cost due to the change in the mix of supplying between the domestic and international market. The CASK excluding the fuel costs decreased 10.8% in 2Q07 compared to 2Q06.

Fuel
Fuel costs increased 26.2% to R$ 641.0 million in 2Q07, compared with R$ 507.8 million in 2Q06 due to the 39.9% increase in litres consumed offset by the average cost per litre decreased of 9.8% in the same period, mainly due to the change in the supplying mix, with a higher participation of the international flights. Fuel costs by ASK decreased 13.2% .

Sales and Marketing
Sales and marketing expenses increased by 19.4% to R$ 233.6 million 2Q07, compared to R$ 195.7 million in 2Q06. The sales and marketing expenses represented 11.9% of total net revenues in 2Q07 against 11.3% in 2Q06, an increase of 0.6 p.p.. The main reason was the increase in the international sales (passenger and cargo) that have higher commercial costs, partially offset by the reduction on the commission paid to the representatives before the incorporation of the national stations in the end of 1Q07. Sales and marketing expenses per ASK reduced 18.1% .

Aircraft and equipment leasing
Aircraft and equipment leasing costs increased by 3.5% to R$ 192.4 million in 2Q07, compared with R$ 185.8 million in 2Q06, mostly due to the increase of 20 aircraft A320, 2 A319 and 3 aircraft MD11, compensated by the return of 5 Fokker 100, the 12.4% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position. Aircraft and equipment leasing costs by ASK decreased 29.0% .

Personnel costs
Personnel costs increased by 50.7% to R$ 308.9 million in 2Q07, compared to R$ 205.0 million in 2Q06, principally due to the 78.5% increase in headcount from 10,471 to 18,691 in 2Q06 vs. 2Q07, respectively, due to the incorporation of the national stations in the end of 1Q07, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. The adjustment is aligned with the goal to gain efficiency and streamline the Company. Personnel costs per ASK increased 3.5% .

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 3.1% to R$ 105.4 million in 2Q07, compared to R$ 102.2 million in 2Q06, mainly due to the increase in flown hours to 12.6, the increase in our fleet and compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 12.4% . Costs with maintenance and repairs (except personnel) by ASK decreased 29.1% .

Outsourced services
Outsourced services decreased by 4.4% to R$ 118.6 million in 2Q07, compared to R$ 124.0 million in 2Q06 mainly due to the incorporation of the check-in services and the appreciation of the Real against the US dollar of 12.4% reducing the costs with international stations and the international distribution. Outsourced services by ASK decreased 34.4% .

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 42.7% to R$ 103.8 million in 2Q07 compared with R$ 72.8 million in 2Q06, due to the increase of 12.3% in take-offs and 30.1% in kilometres flown, also the mix was changed increasing the international flights, which costs are higher than domestic. Landing, take-off and navigation charges by ASK decreased 1.1% .

Depreciation and amortization
Depreciation and amortization costs increased 11.5% to R$ 26.9 million in 2Q07 compared with R$ 24.1 million in 2Q06. Mainly due to the new additions in the fixed assets of R$ 52.8 million, principally due to the spare parts acquisitions during the period from 2Q06 to 2Q07. The depreciation and amortization expense by ASK decreased 23.3% .

Aircraft insurance	Aircraft insurance increased 0.2% to R$ 8.4 million in the 2Q07 compared to R$ 8.4 million in 2Q06, principally due to the increase in the number of passengers carried in 19.1% in 2Q07 vs. 2Q06 and the net increase of 18 aircraft into our operating fleet, offset by better risk-class rating from our insurers, and the appreciation of the Real against the US dollar of 12.4% . The costs of aircraft insurance by ASK reduced 30.0% .

Other operating expenses	Other operating expenses increased by 143.8% to R$ 197.8 million in 2Q07, compared to R$ 81.1 million in 2Q06, mainly due to the increase in our operations of 45.5%, costs with the new international bases and the increase in general and administrative expenses. Other operational expenses by ASK increased 67.3% .

Net financial result	Our net financial result reached negative result of R$ 62.7 million in 2Q07, compared with a negative result of R$ 60.0 million in 2Q06. Mainly due to the provisioning of non-realized accrual with foreign exchange hedge and interest expenses of bonds and debentures offset by revenues from the financial applications and impact of 12.4% Real appreciation against US dollar.

Income tax and social contribution	Income tax and social contribution had an income of R$ 9.9 million in 2Q07, compared to expenses of R$ 47.7 million in 2Q06. Our effective tax rate was 25.7% (negative) in 2Q07 and 32.9% (positive) in 2Q06.

Net Income	Our net loss reached R$ 28.6 million in 2Q07, compared with net income of R$ 97.1 million in 2Q06, as a result of the matters above discussed that represented an reduction of 7.1 p.p. in margin, from a positive margin of 5.6% in 2Q06 to a negative margin of 1.5% in 2Q07.

Table 6: Costs and Expenses – Accumulated

	January – June

BR GAAP	In cents of R$ per ASK			In millions of R$

	2007	2006	Variation	2007	2006	Variation
			(%)			(%)

Operational Income	17.48	21.67	-19.3	3,966.8	3,487.8	13.7
Flight revenue	16.10	20.18	-20.2	3,652.5	3,248.2	12.5
Domestic	9.97	15.01	-33.6	2,262.7	2,415.9	-6.3
International	4.57	3.83	19.3	1,037.8	616.6	68.3
Cargo	1.55	1.34	15.7	351.9	215.6	63.2
Other operating sales and/or services revenues	1.39	1.49	-6.7	314.3	239.6	31.2
Sales deductions and taxes	(0.72)	(1.03)	-30.1	(163.1)	(165.8)	-1.6

Net operational income	16.76	20.64	-18.8	3,803.7	3,322.0	14.5

Cost of services and operational expenses
Fuel	(5.34)	(6.07)	-12.0	(1,211.3)	(977.6)	23.9
Selling and marketing expenses	(1.88)	(2.49)	-24.5	(427.6)	(400.9)	6.7
Aircraft and equipment leasing	(1.84)	(2.17)	-15.2	(417.5)	(349.6)	19.4
Personnel	(2.54)	(2.45)	3.7	(576.6)	(395.0)	46.0
Maintenance and reviews (except personnel)	(0.93)	(1.12)	-17.0	(210.3)	(180.0)	16.8
Outsourced services	(1.15)	(1.57)	-26.8	(261.0)	(252.7)	3.3
Landing and take-off and navigation charges	(0.90)	(0.88)	2.3	(203.1)	(141.8)	43.2
Depreciation and amortization	(0.24)	(0.29)	-17.2	(53.9)	(46.8)	15.0
Aircraft insurance	(0.07)	(0.11)	-36.4	(16.9)	(17.2)	-2.1
Others	(1.34)	(0.91)	47.3	(304.4)	(145.8)	108.8

Total cost of services and operational
expenses	(16.23)	(18.06)	-10.1	(3,682.5)	(2,907.6)	26.7

Gross profit	0.53	2.57	-79.4	121.2	414.4	-70.8

Financial income (expense)	(0.27)	(0.44)	-38.6	(60.3)	(71.3)	-15.4
Other operating expenses. Net	(0.07)	(0.23)	-69.6	(16.6)	(36.3)	-54.4

Operating income (loss)	0.20	1.91	-89.5	44.3	306.7	-85.5
Non-operating results, net	0.03	0.06	-50.0	6.0	9.6	-37.8

Income (loss) before income and social
contribution taxes	0.22	1.97	-88.8	50.3	316.4	-84.1
Income tax and social contribution	(0.09)	(0.67)	-86.6	(19.7)	(107.6)	-81.7

Income (loss) before minority interest	0.14	1.30	-89.2	30.6	208.8	-85.3
Minority interest	0.00	0.00	0.0	(0.1)	(0.4)	-75.7
Reversal of interest on equity	0.00	0.00	0.0	0.0	0.0	0.0

Net income (loss) for the period	0.13	1.29	-89.9	30.5	208.3	-85.3

EPS (R$)				0.20	1.38	-85.3
EPADS (USD)				0.11	0.64	-83.5

EBITDAR, EBITDA, EBIT and Net Income

Table 7: EBITDAR, EBITDA e EBIT calculation

	2007		2006		Variation%

BR GAAP (In millions of R$)
	2nd quarter	Accumulated	2nd quarter	Accumulated	2nd quarter	Accumulated

Net income before minority interest	-28,788	30,646	133,941	260,854	-121%	-88%

Income tax and social contribution	-9,935	19,677	66,522	134,424	-115%	-85%
Financial result, net	62,733	60,323	4,545	-7,589	1280%	-895%
Non-operating result, net	-309	-5,980	-4,956	-9,618
Other operating expenses, net	9,107	16,203	25,377	35,986	-64%	-55%

EBIT	32,808	120,869	225,429	414,057	-85%	-71%

Depreciation and amortization	27,042	54,050	24,270	47,195		15%
Goodwill amortization in subsidiary	179	358	179	358	0%	0%

EBITDA	60,029	175,277	249,878	461,610	-76%	-62%

Rental - Leasing	192,345	417,498	185,789	349,598	4%	19%

EBITDAR	252,374	592,775	435,667	811,208	-42%	-27%

Net revenue	1,969,704	3,803,717	1,732,437	3,322,023	14%	15%

Margins:
EBIT	1.7	3.2	13.0	12.50	-11.3 p.p.	-9.3 p.p.
EBITDA	3.0	4.6	14.4	13.90	-11.4 p.p.	-9.3 p.p.
EBITDAR	12.8	15.6	25.1	24.40	-12.3 p.p.	-8.8 p.p.

EBIT	EBIT margin was 1.7%, reaching R$ 32.8 million in 2Q07, compared to R$ 225.4 in 2Q06. Our EBIT margin decreased 11.3 p.p. in 2Q07. The EBIT reduction was a consequence of the 21.8% RASK reduction, composed of 18.4% reduction in the yield and 3.8 p.p. in the load factor, partially offset by the reduction of 11.6% in CASK.

EBITDAR	EBITDAR margin was 12.8%, reaching R$ 252.4 million in 2Q07, compared to R$ 435.7 million in 2Q06, representing a decrease in the EBITDAR margin of 12.3 p.p. in 2Q07 given the facts above mentioned.

Cash Flow

Graph 4: Cash flow

Cash flow from operating activities	Operational activities used R$ 38.7 million in 2Q07 compared to a use of R$ 40.8 million in 1Q07.

Cash flow used in investing activities	Cash used in investing activities in 2Q07 totaled R$ 444.3 million, related to the payment of PDPs (pre-delivery payments), investment in the spare parts for aircraft, given the increase in our operating fleet.

Cash flow from financing activities	Cash generated from financing activities in 2Q07 was R$ 969.2 million, mainly due to activities in the long term financing and the issuing of bonds.

Table 8: Cash Flow

BR GAAP (In millions of R$)	30.06.2007	31.03.2007

Net Income (Loss)	(28.637)	59.180
Net Income (Loss) Reconciliation Adjustments
(+) Depreciation and Amortization	17.336	18.587

Cash Earnings	(11.301)	77.767

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	(25.471)	(157.690)
(Increase)/Decrease in Inventories	12.320	(10.134)
Increase/(Decrease) in Suppliers Payables	(60.782)	61.246
Total (Increase)/Decrease in Working Capital	(73.932)	(106.577)

(Increase)/Decrease in Other Accounts Receivables	(129.274)	(12.200)
Increase/(Decrease) in Transportations to be executed	90.239	11.529
Increase/(Decrease) in Other Accounts Payables	85.618	(11.326)
Total (Increase)/Decrease in Others	46.583	(11.997)

(=) Net cash provided by operating activities	(38.651)	(40.807)

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to aircraft manufacturers	(287.611)	(219.159)
(Increase)/Decrease Others Long term	(86.708)	(27.926)
(Increase)/Decrease Other Investments	179	179
(Increase)/Decrease Property Plan and equipment	(70.121)	(21.320)
(=) Cash flow from investing activities	(444.261)	(268.226)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	(516)	210
Increase/(Decrease) Loans and Financing Short Term	38.591	46.190
Increase/(Decrease) Loans and Financing Long Term	354.296	(13.382)
Increase/(Decrease) Financial Leases Long Term	(12.834)	(11.047)
Increase/(Decrease) Debentures and Bonds	594.169	(27.762)
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	(6.329)	(5.608)
Increase/(Decrease) Others	1.777	36.058
Increase/(Decrease)Deferred Income	-	(0)
(=) Cash flow from financing activities	969.153	24.659

EQUITY	-	-
Dividends	(216)	(136.851)
Increase/(Decrease) Legal and Revaluation Reserve	(1.209)	(5.953)

CASH FLOW IN THE PERIOD	484.817	(427.178)

Cash and cash equivalents at the end of the period	2.510.616	2.025.799
Cash and cash equivalents at the beginning of the period	2.025.799	2.452.978
Change	484.817	(427.178)

Table 9: Balance Sheet

BR GAAP (in thousands of R$)	30.06.2007	31.03.2007

Total Assets	6,224,994	5,170,828
Current Assets	4,177,556	3,573,094

Cash	118,836	97,310
Cash equivalents (short-term investments)	2,391,781	1,928,490
Accounts receivable	964,133	938,662
Inventories	111,688	124,008
Taxes recoverable	145,705	109,107
Advances to aircraft manufacturers	156,543	179,323
Deferred Income Tax	34,051	33,044
Pre paid expenses	129,210	111,873
Other accounts receivable	125,609	51,277

Long-Term Assets	1,199,807	802,709

Deposits in guarantee	176,092	157,609
Deferred income tax and social contribution	161,800	122,664
Advances to aircraft manufacturers	671,286	379,379
Advances for aircraft maintenance	98,721	70,172
Other accounts receivable	91,908	72,885

Permanent Assets	847,631	795,025

Investments	70	71
Plant, Property and Equipment	847,202	794,417
Deferred assets	359	538

LIABILITIES AND SHAREHOLDERS' EQUITY	6,224,994	5,170,828

Current Liability	2,149,802	1,979,397

Suppliers	347,281	408,063
Loans and Financing	306,689	268,098
Leases	68,802	69,318
Debentures	49,398	39,953
Payroll and Social Contributions	183,044	147,209
Transportations to be executed	860,978	770,739
Taxes and Charges	69,623	71,114
Provision for Income Tax and Social Contribution	74,285	43,687
Interest on equity and Dividends payable	523	525
Bonds	7,813	0
Other accounts payable	181,366	160,690

Long-term liabilities	2,588,540	1,674,719

Loans and Financing	571,778	217,482
Leases	69,073	81,907
Debentures	500,000	500,949
Provisions for Deferred Income Tax	55,222	55,612
Provisions for Contingencies	763,457	761,281
Reorganization of the Fokker 100 Fleet	50,869	57,198
Bonds	577,860	0
Others	281	290

Deferred Income	11,099	11,099
Minority Interest	2,783	2,997

Shareholders' Equity	1,472,770	1,502,616

Paid-Up Capital	675,000	675,000
Capital Reserve	102,855	102,855
Revaluation Reserve	144,424	146,468
Legal Reserve	0	33,786
Profit reserve	523,657	489,871
Accumulated profit	26,834	54,636

Indebtedness

Table 10: Breakdown and Maturity of financial debt

						R$ thousand

							30.06.2007

	Loans	Lease	Reorganization of
Year		payable	Fokker 100 fleet	Debentures	Bonds	Total	% Total

2007	306,689	68,802	8,494	49,398	7,813	441,196	20%
2008	424,716	16,397	5,715	0	0	446,828	20%
2009	86,294	19,963	15,184	0	0	121,441	5%
2010	25,478	9,796	17,209	166,667	0	219,150	10%
2011	22,632	9,380	12,761	166,667	0	211,440	10%
2012	3,664	5,233	0	166,667	0	175,564	8%
After 2012	8,994	8,304	0	0	577,860	595,157	27%

	878,467	137,875	59,363	549,398	585,673	2,210,775	100%

Foreign currency - denominated	550,866	137,875	59,363	0	585,673	1,333,777	60%
Local currency - denominated	327,601	0	0	549,398	0	876,999	40%

Table 11: Breakdown and maturity of operational leases

BR GAAP		In thousands of US dollars

	Financial interest and
	(weighted average)	30.06.2007	31.03.2007

Foreign currency
Airbus A319	1-Month Libor (5.3% p.a.)	113,704	133,293
	3-Month Libor (5.4% p.a.)	35,696	38,125
	6-Month Libor (5.3% p.a.)	169,230	171,773

Airbus A320	Fixed interest to 4.00% p.a.	52,875	56,000
	1-Month Libor (5.3% p.a.)	158,924	144,445
	3-Month Libor (5.3% p.a.)	560,073	533,681
	6-Month Libor (5.3% p.a.)	613,774	529,626

Airbus A330	Fixed interest to 4.8% p.a. to 5.4% p.a. (5.3% p.a.)	218,026	224,568
	6-Month Libor (5.3% p.a.)	427,362	427,759

Fokker 100	Fixed interest to 1.10% p.a. to 2.00% p.a. (1.1% p.a.)	53,371	66,886
	6-Month Libor (5.4% p.a.)	2,806	7,400

MD11	Fixed instalment of US$ 399	14,365	19,152

Airbus Turbines	Fixed interest to 0.9% p.a. to 1.0% p.a. (0.96% p.a.)	13,276	10,597
	6-Month Libor (5.1% p.a.)	7,722	8,040

		2,441,204	2,371,345

	In thousands of US dollars

Year	30.06.2007	31.03.2007

2007	203,102	288,760
2008	374,798	345,266
2009	328,067	305,127
2010	306,129	290,133
2011	287,685	272,500
2012	268,405	232,391
After 2012	673,018	637,168

	2,441,204	2,371,345

Total financial debt	Total financial debt increased from R$ 1,247 million in 1Q07 to R$ 2,211 million in 2Q07 mainly due to the new pre-delivery financing facility in the amount of approximately USD 330 million, of which approximately USD 184 million had been drawn down up to June 30, 2007, and the senior notes issued in April in the amount of USD 300 million, with a 10 year tenure and a 7.375% coupon.

Operating leases	Obligations from operating leases amounted to US$ 2.4 billion at the end of 2Q07, corresponding to 106 aircraft (17 Fokker 100, 15 Airbus A319, 61 Airbus A320, 10 Airbus A330, 3 MD11 and Airbus turbines). Contracts mature up to 102 months and are restated based on the variation of the US dollar plus LIBOR.

Business Units

Loyalty Program
TAM was the first airline to offer a loyalty program in Brazil and we believe it represents a key element in our marketing strategy. There are currently over 4.0 million members in the program (which we refer to as the TAM Loyalty Program). We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or on the number of seats available when members are redeeming accumulated points. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers. According to the points accumulated, the member is assigned a card category – white, blue or red. Each category receives points in a different way. Blue and red cards receive more points and extra benefits, which guarantees the redemption of tickets faster.

The points earned by our customers on the Loyalty program are valid for two years for conversion into tickets. This limits the growth of the program’s future cost – there is a tendency of stability as to the quantity of passengers transported by the program.

In the 1Q06, the accounting criteria to recognize the costs referring to the Loyalty Program changed. A provision for future obligations was calculated taking into consideration:

The quantity of points earned, converted into free flights;
The quantity of points which expired without being converted into flights;
The quantity of free flights flown with other airlines; and

  Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the additional cost per passenger transported, represented by fuel, in-flight service, insurance and boarding card.

	30.06.2007	31.03.2007	31.12.2006
Total Free domestic flights earned but not redeemed	2,159,845	1,958,663	1,782,397
Number of free flights redeemed	237,569	207,350	756,04
Revenues from the Loyalty Program (R$ M)	71,710	69,654	61,559

Total Provision (R$ M)	18,931	17,208	19,039

Maintenance Center in São Carlos
TAM’s Technological Center – based in a 4.6 million square meters area – is certified to do the maintenance in all TAM’s fleet (except engines) and more than 2 thousand aircraft components. It has been a very efficient instrument on the Company’s costs reduction program and now, incrementing the sales of services to thirds, is optimizing the Center utilization, diluting fixed costs.

In total respect with environment and fauna and flora preservation policy, TAM has 3 residuals treatment stations.

Stock Market

Table 12: Actual Shareholders

	Ordinary		Preferential
Shareholders	Shares	(%)	Shares	(%)	TOTAL	(%)
TAM – Empreendimentos e Participações S.A	58,180,635	97.31%	20,370,935	22.44%	78,551,570	52.17%
Aerosystem S.A. Empreendimentos e Participações	1,515,656	2.5%	2,073,881	2.3%	3,589,537	2.38%
Agropecuária Nova Fronteira Ltda.	79,516	0.13%	0	0.00%	79,516	0.05%
Minority shareholders	16,148	0.03%	68,326,570	75.27%	68,342,718	45.39%

Total	59,791,955	100.0%	90,771,386	100.0%	150,563,341	100.0%

After the follow-on on March 10, 2006 our free float reached 45.4% .

Average daily trade of our share in Bovespa was 1.1% of the free float and the daily trade volume was over R$ 43 million in the 2Q07.

TAM is included in 9 indexes:

  Ibovespa (Index of the São Paulo Securities Exchange)
  IBrX-50 (Brazilian indexo f the 50 most liquid shares in the BOVESPA)
  ISE (Corporate Sustainability Index)
  IGC (Indexo f companies with differentiated corporate governance practices)
  IBrX (Brazilian Index)
  ITag (Index of shares with differentiated tag along practices)
  IVBX 2 (Index Valor Bovespa – 2nd tier)
  MSCI Barra (Morgan Stanley Capital International)
  DJ Brazil Titans 20 ADR Index

Graph 5: Stock Performance

Strategy & Estimates

Overall Strategy
Our strategic priority is to consolidate our leadership both in the domestic and international passenger market, attaining high levels of profitability. We will seek to pursue this goal by offering an overall service that delivers superior value to passengers, by continuing to reduce costs and by increasing the return on capital invested. To reach these objectives, our strategies are:

1) Continue providing superior customer service
2) Increase revenue with profitability, serving a greater number of passengers at a competitive price
3) Reduce our operating costs, optimizing the use of our fleet and streamlining our processes

Superior customer service
One of our key strategies is to offer differentiated and high quality service. We consistently seek to make travel more convenient and comfortable based on our strong and reliable network, to perfect our service and strengthen our commitment to passengers.

In order to better understand our customers, we have expanded our customer survey program, in order to analyze specific aspects of our relationship, such as airport experience, call center and website evaluations loyalty program and on board services.

Below are some of the efforts the Company has concluded in 1S07:
• New methodology for check-in counters, adopting a single queue, with dedicated drop off counter, having totems placed either in front of the queues or at the gates
• Implemented web check-in services
• Additional staff for directing passengers at the main airports
• Implemented zone boarding, helping decrease turnaround time
• Improved procedures for luggage handling, focusing on increased efficiency and decreased lost luggage indices
• Renewed on board services with varying themes (e.g. pasta festival, smoothies in summer, soup festival in winter, etc)
• Implemented new international call center in Buenos Aires, Argentina, with specific cells in Portuguese, Spanish, French , Italian and English, with a 24/7 service
• Established new operating procedures in the “dispatchability” of the aircraft in order to minimize delays and centralize information to be provided to passengers and airport staff

Ongoing, we have other initiatives which will be implemented in the 2S07, such as:
• Launching of the new TAM website, with improved browsing, friendly layout and extra facilities for TAM loyalty card holders (“Fidelidade” passengers)
• Modernization of our loyalty program, with new features, including the possibility of exchanging mileage/points with the LAN, United, Lufthansa and TAP loyalty programs
• Initiating the retrofit of the A330 fleet, with new first and business configurations, improving on flight entertainment systems and seat comfort

We continue to strive to differentiate our product, in line with our overall strategy.

Increase revenue
We will seek to continue to provide what we believe is an overall service that delivers the best value to our customers. However, in 2007, our focus has been mainly in capturing the opportunities in the international market.

In the international market, TAM became the leader in July 2006, amongst Brazilian carriers. Since then, stepping into the opportunities vacated by other carriers, we have consolidated our leadership and now hold an undisputed position with a 69.6% market share in June 07. In addition to our current network, we have received authorization to initiate flights to Caracas, Venezuela, which are scheduled to begin in September 07, Montevideo, Uruguay, scheduled for October 07, and Frankfurt and Madrid, scheduled for December 07. The increase of international revenue has been fundamental in maintaining a higher level of profitability in the 1S07, and we believe will continue to provide a steady stream of revenues and results for the Company going forward, as well as helping increase passenger loyalty with TAM and providing further growth opportunities in the cargo business.

In addition to the international market, in May 07, we launched several new methods of payment via site and call center:
• Payment at lottery stores (approximately 9000 stores across the country), acting as “bank correspondents”
• Payment slip, which can be printed by the passenger, payable at any bank
• Current account debit, where the passenger, via home banking, authorizes a direct debit to TAM in his account

• Financing with ABN Real, Banco de Brasil, Bradesco, Caixa Econômica, Itaú and Unibanco, and, where any passenger who banks with any one of these banks has a pre-approved line of credit for ticket purchasing

These methods, combined with our recent outsourcing of the call center activities, and our new fare bundles, will provide a strong base on which to build a new customer segment, focusing on the leisure/friends & family passengers. We believe this new customer segment will enable us to increase the utilization of our aircraft, since it is complementary in terms of preferential flight times.

Reduce costs
We believe that the successful implementation of our strategy is closely linked to cost reductions and improved application of invested capital. In 2007, we have continued in our cost reduction efforts, having already achieved a 10.1% reduction y-o-y for 1S07 over 1S06.

Below are some of the efforts the Company has concluded in 1S07:
• Increased block hours, from 12.3 to 12.8 hours per day per aircraft
• Finalized the insourcing of the stations in April 07, eliminating tax gross ups and extra sales commissions, saving approximately R$ 80 million, net, on an ongoing basis
• Increased sales through the website by 110%, eliminating commissions paid to travel agents
• Ongoing revision of sourcing efforts, in the 1S07 focused on onboard services, medical care to employees, crew and layover accommodation and in-house facilities
• Optimized GDS costs, reducing the number of booking per flown ticket and fraudulent bookings
• Increased utilization of technology, in back-office activities and well as airport services, increasing efficiency and reducing overhead costs

We will continue to decrease costs throughout the year, with initiatives under development and/or implementation.

2007 Estimates	Due to market growth and our historically performance, our estimates for 2007 are:

Graph 6: Fleet Projection

Financial Reports in US GAAP

Reports in US GAAP
For the reader's convenience, we present below certain financial information and tables prepared in accordance with accounting principles generally accepted in the United States – US GAAP. The complete financial statements complete with footnotes and a reconciliation between US and Brazilian GAAP for the Income Statement and Shareholders' Equity for the 2Q07 and 2Q06 financial years are presented separately in a report available at the CVM and our Investor Relations website – www.tam.com.br/ri.

Table 13: Income Statement	2nd quarter

US GAAP	In cents of R$ per ASK			In millions of R$

	2007	2006	Variation	2007	2006	Variation
			(%)			(%)

Operational Income	17.48	22.50	-22.3	2,049.6	1,813.2	13.0
Flight revenue	16.18	20.72	-21.9	1,897.2	1,670.0	13.6
Domestic	9.98	15.24	-34.5	1,170.1	1,228.1	-4.7
International	4.54	4.09	11.0	531.8	329.4	61.4
Cargo	1.67	1.40	19.3	195.3	112.5	73.5
Other operating sales and/or services revenues	1.30	1.78	-27.0	152.4	143.1	6.5
Sales deductions and taxes	(0.71)	(1.14)	-37.7	(83.8)	(91.6)	-8.5

Net operational income	16.77	21.36	-21.5	1,965.8	1,721.6	14.2

Cost of services and operational expenses
Fuel	(5.47)	(6.30)	-13.2	(641.0)	(507.8)	26.2
Selling and marketing expenses	(1.99)	(2.43)	-18.1	(233.6)	(195.7)	19.4
Aircraft and equipment leasing	(0.95)	(1.27)	-25.2	(111.5)	(102.2)	9.2
Personnel	(2.68)	(2.55)	5.1	(314.2)	(205.9)	52.6
Maintenance and reviews (except personnel)	(0.92)	(1.27)	-27.6	(107.6)	(102.2)	5.2
Outsourced services	(1.01)	(1.45)	-30.3	(118.6)	(116.8)	1.6
Landing and take-off and navigation charges	(0.89)	(0.90)	-1.1	(103.8)	(72.8)	42.7
Depreciation and amortization	(0.51)	(0.70)	-27.1	(59.3)	(56.2)	5.5
Aircraft insurance	(0.07)	(0.10)	-30.0	(8.4)	(8.4)	0.2
Others	(1.70)	(1.39)	22.3	(199.3)	(111.7)	78.4

Total cost of services and operational
expenses	(16.18)	(18.36)	-11.9	(1,897.2)	(1,479.5)	28.2

Gross profit	0.59	3.00	-80.3	68.6	242.1	-71.6

Financial income (expense)	0.35	(0.26)	-234.6	41.3	(21.0)	-296.7

Income (loss) before income and social
contribution taxes	0.94	2.74	-65.7	109.9	221.1	-50.3
Income tax and social contribution	(0.35)	(0.93)	-62.4	(40.8)	(74.8)	-45.5

Income (loss) before minority interest	0.59	1.82	-67.6	69.2	146.3	-52.7

Minority interest	0.00	0.00	0.0	(0.0)	(0.0)	304.2

Net income (loss) for the period	0.59	1.82	-67.6	69.2	146.3	-52.7

EPS (R$)				0.46	0.97	-52.7
EPADS (USD)				0.24	0.45	-46.9

Gross operating revenue
Our gross operating revenue increased 13.0% to R$2,049.6 million in 2Q07 compared to R$1,813.2 million in 2Q06. The total Yield decreased 18.4% to R$24.64 cents in the 2Q07 compared to R$30.21 cents in 2Q06. This decrease was mainly due to the competitive scenario in the domestic market, the appreciation of the Real vs. Dollar of 12.4% - causing a reduction in the international revenues converted to Reais and the dilution in the average tariff that also is diluted by the increase in the average stage length. Our total demand (RPK) increased 38.0% and our supply (ASK) 45.5% resulting in a reduction of 3.8 p.p. in the average load factor to 71.1% in 2Q07. The total RASK decreased 21.5% to R$16.77 cents, compared to R$ 21.36 cents in 2Q06.

Gross domestic passenger revenues
Gross domestic passenger revenue (including scheduled and charter passengers) decreased 4.7% to R$1,170.1 million in 2Q07, compared with R$1,228.1 million in 2Q06. Domestic scheduled yield decreased 23.6%, from R$29.12 cents in 2Q06 to R$22.25 cents in 2Q07, domestic demand (in RPK terms) increased 21.5% while the increase in the domestic supply (in ASK terms) was 26.1% resulting in a reduction in the domestic load factor of 2.7 p.p. Due to the decrease in both yield and load factor, the RASK scheduled domestic decreased 26.0% reaching R$15.26 cents in 2Q07 compared to R$20.63 cents in 2Q06.

Gross international passenger revenue
Gross international passenger revenue (including scheduled and charter passengers) increased 61.4% to R$531.8 million in 2Q07 compared to R$329.4 million in 2Q06. The yield scheduled international decreased 12.7% to R$17.83 cents in 2Q07. In dollar terms, yield scheduled international decreased 1.9% to US$9.26 cents in 2Q07 from US$9.44 cents in 2Q06. The decrease in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 12.4% - causing a reduction in the international revenues converted to Reais and the dilution in the average tariff that also is diluted by the increase in the average stage length. Our international demand increased 82.7% and the international supply 97.5% resulting in a load factor decrease of 5.6 p.p. reaching 69.0% from 74.6% in 2Q06. In consequence of the decrease in both international yield and load factor, the RASK scheduled international decreased 19.6% from R$15.29 cents in 2Q06 to R$12.30 cents in 2Q07. The reduction observed in the load factor was mainly due to the maturation of: the new daily frequency to New York, the beginning of the third frequency to Paris with an aircraft with higher capacity and the beginning of a daily flight to Milan.

Gross cargo revenue
Gross cargo revenue (domestic and international) increased 73.5% to R$195.3 million in 2Q07 compared to R$112.5 million in 2Q06 due to the increase in our capacity, leveraged primarily by increase in the international supply of 97.5%, and consequent availability of more cargo space to TAM Express (the cargo product offered by TAM Linhas Aéreas S.A.).

Other gross revenue	Other gross revenue increased 6.5% to R$152.4 million in 2Q07, compared to R$143.1 million in 2Q06.

Sales deductions and taxes
Sales deductions and taxes decreased 8.5% to R$83.8 million in 2Q07, compared with R$91.6 million in 2Q06, due to the decrease of 4.7% in our gross domestic passenger revenues which is the basis for the calculation.

Net operating revenue	Our net operating revenue increased 14.2% to R$1,965.8 million in 2Q07 compared with R$1,721.6 million in 2Q06.

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 28.2% to R$ 1,897.2 million in 2Q07, compared to R$ 1,479.5 million in 2Q06. The increase in cost of services and operating expenses is principally due to the increase in the fuel cost, personnel, landing and take-off fees and navigational aid and other expenses. The cost of services and operational expenses by ASK (CASK) decreased 11.9% from 18.36 Real cents in 2Q06, to 16.18 Real cents in 2Q07, mainly due to the improvement in aircraft utilization (daily hours flown increased to 12.6), by the appreciation of the Real exchange rate of 12.4% and by the decrease in fuel cost due to the change in the mix of supplying between the domestic and international market. The CASK excluding the fuel costs decreased 11.2% in 2Q07 compared to 2Q06.

Fuel
Fuel costs increased 26.2% to R$ 641.0 million in 2Q07, compared with R$ 507.8 million in 2Q06 due to the 39.9% increase in litres consumed offset by the average cost per litre decreased of 9.8% in the same period, mainly due to the change in the supplying mix, with a higher participation of the international flights. Fuel costs by ASK decreased 13.2% .

Sales and Marketing
Sales and marketing expenses increased by 19.4% to R$ 233.6 million 2Q07, compared to R$ 195.7 million in 2Q06. The sales and marketing expenses represented 11.9% of total net revenues in 2Q07 and 11.4% in 2Q06. The main reason was the increase in the international sales (passenger and cargo) that have higher commercial costs, partially offset by the reduction on the commission paid to the representatives before the incorporation of the national stations in the end of 1Q07. Sales and marketing expenses per ASK reduced 18.1% .

Aircraft and equipment leasing
Aircraft and equipment leasing costs increased by 9.2% to R$ 111.5 million in 2Q07, compared with R$ 102.2 million in 2Q06, mostly due to the increase of 20 aircraft A320, 2 A319 and 3 aircraft MD11, compensated by the return of 5 Fokker 100, the 12.4% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position. Aircraft and equipment leasing costs by ASK decreased 25.2% .

Personnel costs
Personnel costs increased by 52.6% to R$ 314.2 million in 2Q07, compared to R$ 205.9 million in 2Q06, principally due to the 78.5% increase in headcount from 10,471 to 18,691 in 2Q06 vs. 2Q07, respectively, due to the incorporation of the national stations in the end of 1Q07, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. The adjustment is aligned with the goal to gain efficiency and streamline the Company. Personnel costs per ASK increased 5.1% .

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 5.2% to R$ 107.6 million in 2Q07, compared to R$ 102.2 million in 2Q06, mainly due to the increase in flown hours to 12.6, the increase in our fleet and compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 12.4% . Costs with maintenance and repairs (except personnel) by ASK decreased 27.6% .

Outsourced services
Outsourced services increased by 1.6% to R$ 118.6 million in 2Q07, compared to R$ 116.8 million in 2Q06 mainly due to the incorporation of the check-in services and the appreciation of the Real against the US dollar of 12.4% reducing the costs with international stations and the international distribution. Outsourced services by ASK decreased 30.3% .

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 42.7% to R$ 103.8 million in 2Q07 compared with R$ 72.8 million in 2Q06, due to the increase of 12.3% in take-offs and 30.1% in kilometres flown, also the mix was changed increasing the international flights, which costs are higher than domestic. Landing, take-off and navigation charges by ASK decreased 1.1% .

Depreciation and amortization
Depreciation and amortization costs increased 5.5% to R$ 59.3 million in 2Q07 compared with R$ 56.2 million in 2Q06. Mainly due to the new addictions in the fixed assets of R$ 52.8 million, principally due to the spare parts acquisitions during the period from 2Q06 to 2Q07. The depreciation and amortization expense by ASK decreased 27.1% .

Aircraft insurance
Aircraft insurance increased 0.2% to R$ 8.4 million in the 2Q07 compared to R$ 8.4 million in 2Q06, principally due to the increase in the number of passengers carried in 19.1% in 2Q07 vs. 2Q06 and the net increase of 18 aircraft into our operating fleet, offset by better risk-class rating from our insurers, and the appreciation of the Real against the US dollar of 12.4% . The costs of aircraft insurance by ASK reduced 30.0% .

Other operating expenses
Other operating expenses increased by 78.4% to R$ 199.3 million in 2Q07, compared to R$ 111.7 million in 2Q06, mainly due to the increase in our operations of 45.5%, costs with the new international bases and the increase in expenses related to the Company’s regular operations. Other operational expenses by ASK increased 22.3% .

Net financial result
Our net financial result presented an income of R$ 41.3 million in 2Q07, compared with a negative result of R$ 21.0 million in 2Q06. Mainly due to the appreciation of the Real against the US dollar of 12.4%, related to the financial leasing debt and revenues from financial applications, offset by the accrual of non-realized result of foreign exchange hedge and interest expenses of bonds and debentures.

Income tax and social contribution	Income tax and social contribution decrease 45.5% to R$ 40.8 million in 2Q07, compared to R$ 74.8 million in 2Q06. Our effective tax rate was 33.9% in 2Q07 and 33.8% in 2Q06.

Net Income
Our net income decreased 52.7% to R$ 69.2 million in 2Q07, compared to R$ 146.3 million in 2Q06, as a result of the matters above discussed that represented an reduction of 5.0 p.p. in margin, from 8.5% in 2Q06 to 3.5% in 2Q07.

Table 14: Income Statement - Accumulated		January - June

US GAAP	In cents of R$ per ASK			In millions of R$

	2007	2006	Variation	2007	2006	Variation
			(%)			(%)

Operational Income	17.44	21.57	-19.2	3,957.6	3,472.8	14.0
Flight revenue	16.10	20.18	-20.2	3,652.5	3,248.2	12.5
Domestic	9.97	15.01	-33.6	2,262.7	2,415.9	-6.3
International	4.57	3.83	19.3	1,037.8	616.6	68.3
Cargo	1.55	1.34	15.7	351.9	215.6	63.2
Other operating sales and/or services revenues	1.34	1.40	-4.3	305.0	224.6	35.8
Sales deductions and taxes	(0.72)	(1.03)	-30.1	(163.1)	(165.8)	-1.6

Net operational income	16.72	20.54	-18.6	3,794.4	3,307.0	14.7

Cost of services and operational expenses
Fuel	(5.34)	(6.07)	-12.0	(1,211.3)	(977.6)	23.9
Selling and marketing expenses	(1.88)	(2.49)	-24.5	(427.6)	(400.9)	6.7
Aircraft and equipment leasing	(1.05)	(1.13)	-7.1	(239.4)	(182.4)	31.2
Personnel	(2.57)	(2.46)	4.5	(582.2)	(396.7)	46.8
Maintenance and reviews (except personnel)	(0.94)	(1.12)	-16.1	(212.4)	(180.0)	18.0
Outsourced services	(1.15)	(1.46)	-21.2	(261.0)	(235.7)	10.7
Landing and take-off and navigation charges	(0.90)	(0.88)	2.3	(203.1)	(141.8)	43.2
Depreciation and amortization	(0.51)	(0.69)	-26.1	(116.2)	(111.3)	4.4
Aircraft insurance	(0.07)	(0.11)	-36.4	(16.9)	(17.2)	-2.1
Others	(1.37)	(1.14)	20.2	(309.8)	(183.5)	68.9

Total cost of services and operational
expenses	(15.78)	(17.56)	-10.1	(3,579.8)	(2,827.3)	26.6

Gross profit	0.95	2.98	-68.1	214.7	479.8	-55.3

Financial income (expense)	0.48	0.96	-50.0	108.2	154.6	-30.0

Income (loss) before income and social
contribution taxes	1.42	3.94	-64.0	322.9	634.4	-49.1
Income tax and social contribution	(0.51)	(1.37)	-62.8	(115.6)	(219.9)	-47.4

Income (loss) before minority interest	0.91	2.57	-64.6	207.3	414.5	-50.0
Minority interest
	0.00	0.00	0.0	(0.2)	(0.2)	14.7

Net income (loss) for the period	0.91	2.57	-64.6	207.1	414.3	-50.0

EPS (R$)				1.38	2.75	-50.0
EPADS (USD)				0.71	1.27	-43.8

Table 15: Cash Flow

US GAAP (In millions of R$)	30.06.2007	31.03.2007

Net Income (Loss)	69,153	137,943
Net Income (Loss) Reconciliation Adjustments
(+) Depreciation and Amortization	59,285	56,906

Cash Earnings	128,438	194,849

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	(25,471)	(157,690)
(Increase)/Decrease in Inventories	12,320	(10,134)
Increase/(Decrease) in Suppliers Payables	(60,782)	61,246
Total (Increase)/Decrease in Working Capital	(73,932)	(106,577)

(Increase)/Decrease in Other Accounts Receivables	(121,894)	(2,474)
Increase/(Decrease) in Transportations to be executed	90,239	11,529
Increase/(Decrease) in Other Accounts Payables	89,384	(12,420)
Total (Increase)/Decrease in Others	57,730	(3,366)

(=) Net cash provided by operating activities	112,236	84,907

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to	(287,611)	(219,159)
aircraft manufacturers
(Increase)/Decrease Others Long term	(43,778)	7,345
(Increase)/Decrease Other Investments	(0)	(0)
(Increase)/Decrease Property Plan and equipment	(147,395)	(148,620)
(=) Cash flow from investing activities	(478,785)	(360,434)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	4,993	17,957
Increase/(Decrease) Loans and Financing Short Term	38,591	46,190
Increase/(Decrease) Loans and Financing Long Term	354,296	(13,382)
Increase/(Decrease) Financial Leases Long Term	(130,244)	(62,309)
Increase/(Decrease) Debentures and Bonds	594,169	(27,762)
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	(6,329)	(5,608)
Increase/(Decrease) Others	(508)	29,094
Increase/(Decrease)Deferred Income	-	(0)
(=) Cash flow from financing activities	854,968	(15,821)

EQUITY	-	-
Dividends	(208)	(136,850)
Increase/(Decrease) Legal and Revaluation Reserve	(3,394)	1,021

CASH FLOW IN THE PERIOD	484,817	(427,178)

Cash and cash equivalents at the end of the period	2,510,616	2,025,799
Cash and cash equivalents at the beginning of the period	2,025,799	2,452,978
Change	484,817	(427,178)

Table 16: Condensed Balance Sheet

US GAAP (in thousands of R$)	30.06.2007	31.12.2006

	(non audited)

Total Assets	8,769,084	7,657,401

Current assets	4,136,830	3,852,480

Cash and cash equivalents	660,959	122,458
Short-term investments	1,849,657	2,330,520
Accounts receivable, net	964,133	780,972
Inventories	111,688	113,875
Taxes recoverable	145,705	67,345
Prepaid expenses	115,830	117,327
Income tax and social contribution	6,706	25,425
Advances to aircraft manufacturers	156,543	221,793
Other receivables	125,609	72,766

Long term assets	1,038,007	403,878

Deferred income tax and social contribution
Deposits in guarantee	176,092	144,444
Advances to aircraft manufacturers	671,286	130,915
Advances for aircraft maintenance	98,721	46,596
Judicial deposits	70,007	55,577
Other assets	21,901	26,346

Permanent assets	3,594,247	3,401,043

Goodwill	9,680	9,679
Other investments	70	71
Property, plant and equipment	3,584,497	3,391,292

Total liabilities and Shareholders' Equity	8,769,084	7,657,400

Current liabilities	2,509,896	2,363,444

Suppliers	347,281	346,817
Leases payable	358,204	335,254
Loans	306,689	221,908
Debentures	49,398	60,588
Taxes and tariffs payable	69,623	63,783
Advances from ticket sales	860,978	759,210
Salaries and payroll charges	183,044	194,128
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	74,285	1,993
Interest on equity and dividends payable	171	137,269
Other accounts payable	228,138	210,409

Long-term liabilities	4,519,785	3,759,312

Obligations under financial leases	1,841,217	2,033,770
Long-term debt	571,778	230,864
Debêntures	500,000	508,076
Reorganization of the Fokker 100 fleet	50,869	62,806
Provision for contingencies	763,457	724,325
Provision for income tax and social contribution	34,961	9,284
Deferred gain on ales-leaseback	163,483	179,526
Other liabilities	594,020	10,661

Minority Interest	2,783	2,744

Shareholders' Equity	1,736,620	1,531,899

Table 17: Breakdown and maturity of Leases classified as financial leases in US GAAP

US GAAP (thousands of dollars)	Financial interest and	30.06.2007	31.12.2006
	(monthly payments)	(non audited)

Foreign currency

Fokker 100 aircraft and engines	Fixed interest of 1.1% p.a.	57,061	75,320
Airbus/A319/Airbus A320 aircraft and	6-Months LIBOR (5.4%p.a.)	639,550	561,646
Airbus A330 aircraft, engines and spare	1-Months LIBOR (5.3%p.a.)	431,987	458,087
Lease obligations	1-Months LIBOR (5.3%p.a.)	819	2,117
	6-Months LIBOR (5.4%p.a.)	2,912	7,688
	3-Months LIBOR (5.4%p.a.)	3,256	1,870
	Fixed interest of 1,1% p.a.	6,259	1,329

		1,141,845	1,108,057

Current		(185,964)	(156,807)

Long-term liabilities		955,880	951,249

The company provided letters of guarantee for the transactions above.

Future disbursements due on these contracts, per year of maturity, amount to:

Year	30.06.2007	31.12.2006

	(non audited)

2008	61,745	113,382
2009	121,262	118,780
2010	112,777	110,683
2011	113,403	106,991
2012	113,511	107,771
After 2012	433,183	393,642

	955,880	951,249

Financial leases in US GAAP
In US GAAP financial reports, TAM had 40 operational lease contracts in 2Q07 (Airbus A319 - 9, Airbus A320 -15, Airbus A330 - 8 e Fokker 100 - 8), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases. Engines and spare parts are also considered financial leases.

Glossary

Paid Passengers transported	Total number of passengers who actually paid and flew on all TAM flights

RPK
Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK	Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff	Represents the results of the total passenger revenue divided by total paid passengers transported

Yield	Average amount paid per passenger to fly one kilometre.

RASK	Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK	Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

Load factor	Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

Break-even Load factor (BELF)	BELF is the load factor that equalize passenger revenues and operating costs

Market Share	Company’s share in the total market demand (measured in RPK)

Capacity Share	Company’s share in the total market offer (measured in ASK)

Flight Hour	Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs	The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts:

Libano Miranda Barroso (CFO)
Cristina Betts (Dir. Corporate Planning and Controlling)
Roberta Noronha (Manager Investor Relations)
Jorge Helito (Investor Relations Analyst)
Andre Ferreira (Investor Relations Analyst)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ri

About TAM:

TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for four years, and held a 50.6% domestic market share and 64.3% international market share at the end of July 2007. TAM operates regular flights to 49 destinations throughout Brazil. It serves 76 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded more than 4.3 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.